Exhibit 99.6

Blue Moon Metals Announces Voting Results from Annual and Special Meeting and Welcomes new Norwegian-based Board Members

TORONTO, Nov. 13, 2025 /CNW/ - Blue Moon Metals Inc. ("Blue Moon" or the "Company") (TSXV: MOON) (OTCQX: BMOOF), is pleased to report the voting results from the Company's Annual General and Special Meeting of Shareholders (the "Meeting"), which was held earlier today in Toronto, Canada.

A total of 65,105,641 common shares were present or represented at the Meeting, representing approximately 80.53% of the votes attached to the issued and outstanding common shares as at October 10, 2025 (being the record date for the Meeting).

Shareholders voted in favour of each of the items of business at the Meeting as follows:

	Votes for	%For	Votes Against	%Against
Number of Directors	64,657,865	99.31%	447,776	0.69%
Election of Directors
Christian Kargl-Simard	59,813,996	99.98%	-	0.00%
Maryse Belanger	59,377,617	99.26%	-	0.00%
Karin Thorburn	59,367,616	99.24%	-	0.00%
Francis Johnstone	59,364,127	99.23%	-	0.00%
Richard Colterjohn	59,366,916	99.24%	-	0.00%
Frode Nilsen	59,376,917	99.25%	-	0.00%
Per-Erik Bjornstad	59,374,127	99.25%	-	0.00%
Ratification of Share Compensation Plan	59,325,112	99.17%	498,001	0.83%
Appointment of Auditor	64,668,255	99.33%	-	0.00%

For more details regarding the matters presented at the Meeting, please refer to the management information circular dated October 10, 2025, which is accessible on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

All seven elected directors will serve on the Company's Board of Directors (the "Board") until the next annual meeting of shareholders or until their successors are elected or appointed.

Mr. Haytham Hodaly, who joined the Board in October 2024 as the Company embarked on its transformative journey, did not stand for re-election, as a result of his recent promotion to President of Wheaton Precious Metals Corp. The Board appreciates all his insight and service over the past twelve months as the Company transformed from a micro-cap company with a dormant project, to a company with close to C$300 million market capitalization and three developing projects across two tier 1 jurisdictions.

Mr. Hodaly commented, "I have really enjoyed being on this Board and am very proud of what we've built in such a short period of time. It has been exciting times for the Company and I look forward to following the Company's multi-jurisdictional critical minerals development as a shareholder."

The Company welcomes Messrs Per-Erik Bjórnstad, Frode Nilsen and Richard Colterjohn to the Board.

Per-Erik Bjørnstad

Mr. Bjørnstad holds a Master's degree in Nature Management from the Norwegian University of Life Sciences in Ås, with a specialization in domestic reindeer management. Since 2007, Mr. Bjørnstad has served as the Head of the Department for Park and Sport in Alta Municipality, Norway, where he oversees development and management of recreational sports facilities. From 1996 to 2007, he worked with the Department of Reindeer Husbandry Management, focusing on area protection and the use of Geographic Systems in sustainable land-use planning. He is frequently engaged by the Norwegian judiciary as an expert witness in disputes involving land-use conflicts between reindeer management and industrial development projects. From 2009 to 2019, Mr. Bjørnstad was part of the Norwegian Olympic and National Cross-Country Skiing Team as a wax technician and currently serves as the Head of Kickwaxing for the U.S. Ski Team and U.S. Olympic Cross-Country Skiing Team.

Frode Nilsen

Mr. Nilsen is the President of the Norwegian tunnelling and mining company LNS Group, which he founded in 1989. He has served as the Executive Board chairman of the Norwegian Tunnelling Society and has held board and chair positions in several companies, including the Norwegian iron ore company Rana Gruber. He has also been an Adjunct Professor at The Arctic University of Norway in Tromsø.

Throughout his career, Mr. Nilsen has been involved in numerous tunnelling and mining projects across Norway, Spitsbergen, Iceland, Chile, Hong Kong, Faroe Island and Greenland. Under his leadership, the LNS Group has become one of Norway's leading contractors in underground excavation and mining, known for its expertise in Arctic and Antarctic operations and for solving complex projects with demanding logistics. Mr. Nilsen has also been an invited speaker at several international conferences. He graduated from the University of Science and Technology in Trondheim (formerly the Norwegian Institute of Technology) in 1988 with a Master of Science degree in Civil Engineering, specializing in excavation of rock caverns, tunnels, and mining.

Richard Colterjohn

Mr. Colterjohn has been Managing Partner of Glencoban Capital Management Inc., a merchant banking firm, since 2002. He brings over 30 years of experience in the mining sector as an investment banker, director, and operator. Before co-founding Glencoban Capital, he served as Managing Director at UBS Bunting Warburg from 1992 to 2002, where he was head of mining sector investment banking activities in Canada. In 2004, he founded Centenario Copper Corp., and served as President, Chief Executive Officer, and Director until its sale in 2009. Over the course of his career, Mr. Colterjohn has served on the boards of eleven other publicly traded mining companies, including Canico Resource Corp., Cumberland Resources Ltd., Viceroy Exploration Ltd., Explorator Resources Ltd., Aurico Gold Inc., Aurico Metals Inc., MAG Silver Corp., Harte Gold Corp., Roxgold Inc., Surge Copper Corp. and Taura Gold Inc. He holds a Bachelor of Commerce from the University of Toronto and an MBA from IMD, and is an accredited director.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. Major shareholders include Oaktree, Hartree, Wheaton Precious Metals, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company's website (www.bluemoonmetals.com).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively "forward-looking information") within the meaning of applicable Canadian securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.

This news release contains forward-looking information, pertaining to, among other things, the advancement by the Company of multiple projects across jurisdictions. The Company cautions that all forward-looking information is inherently subject to change and uncertainty and that actual events, results and performance may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company's current objectives, strategies and intentions to change. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.

Any forward-looking information contained in this news release represents management's current expectations and are based on information currently available to management, and are subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company's future results or plans. The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. The Company is under no obligation (and expressly disclaims any intention or obligation) to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

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SOURCE Blue Moon Metals

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%SEDAR: 00025425E

For further information: For further information: Blue Moon Metals Inc., Christian Kargl-Simard, CEO and Director, Phone: (416) 230 3440, Email: christian@bluemoonmetals.com

CO: Blue Moon Metals

CNW 16:11e 13-NOV-25